UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-50929

(Check One): [X] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 2005

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:       Not applicable

PART I—REGISTRANT INFORMATION

Ignis Petroleum Group, Inc.
 Full name of registrant

Sheer Ventures, Inc.
 Former name if applicable

100 Crescent Court, 7th Floor
 Address of principal executive office (Street and number)

Dallas, Texas 75201
 City, state and zip code

PART II RULE—12b—25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

We are unable to meet the filing date for our annual report on Form 10-KSB for the year ended June 30, 2005 without unreasonable effort or expense. We are filing this Form 12b-25 because we have not completed our financial statements for the year ended June 30, 2005. We intend to file our annual report on Form 10-KSB within the time period specified by Rule 12b-25(b)(2)(ii) of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

Philipp Buschmann	(214) 459-8188
(Name)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation for the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fiscal year June 30, 2005 was our first full year of operations. We only had operations for two full months of the corresponding period for the last fiscal year.

We did not earn any revenues during the year ended June 30, 2005. We incurred operating expenses in the amount of $243,555 for the year ended June 30, 2005.

We did not earn any revenues during the period ended June 30, 2004. We incurred operating expenses in the amount of $39,549 for the period from our inception on April 30, 2004 to June 30, 2004.

Ignis Petroleum Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2005	By:	/s/ Philipp Buschmann
Philipp Buschmann
Chief Operating Officer